

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Wang Hua
Chief Financial Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

   Re: PetroChina Company Limited
     Form 20-F for the Fiscal Year Ended December 31, 2022
     Response dated September 8, 2023
     File No. 001-15006

Dear Wang Hua:

  We have reviewed your September 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 122

1. We note your response to prior comment 2 that Item 16I(b) of Form 20-F states: "any such identified foreign issuer that uses a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities." In that regard, page 15 of our SEC Release No. 34-93701, "Holding Foreign Companies Accountable Act Disclosure," clarifies that a registrant should "look through a VIE or any structure that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the

relevant jurisdiction." Per pages F-50 and F-51 of the 20-F, you have subsidiaries outside of China. As previously requested, please provide us with the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities.

2.   We note your response to prior comment 3 and re-issue. Please confirm, if true, that your reference to "CPC members" includes officials of the Chinese Communist Party as required by Item 16I(b)(4) of Form 20-F.

3.   We note your response to prior comment 4 and re-issue. Please supplementally describe the steps you have taken to confirm that completeness of the disclosure regarding the names of members of the boards of your consolidated foreign operating entities who are officials of the Chinese Communist Party.

   Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Kyungwon Lee